Delisting Determination,The Nasdaq Stock Market, LLC,
December 5, 2008, Polydex Pharmaceuticals Limited. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Polydex Pharmaceuticals Limited
(the Company), effective at the opening of the trading session on December 15, 2008. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rule
4310(c)(04). The Company was notified of the Staffs determination on July 14, 2008.
The Company requested a review of the
Staffs determination before the Listing
Qualifications Hearings Panel. Upon review of the information provided by the Company, the Panel determined that the Company did not qualify for inclusion on the Exchange based on its failure to comply with the following Marketplace Rule:
4310(c)(04). The Company was notified of the Panels decision on September 10, 2008 and trading in the Companys securities was suspended on September 12, 2008. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing
Review Council. The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on October 27, 2008.